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                        SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                      OLYMPIC CASCADE FINANCIAL CORPORATION
                                (Name of Issuer)


                               STEVEN A. ROTHSTEIN
                      (Name of person(s) filing Statement)


                    Common Shares, $0.02 par value per share
                         (Title of Class of Securities)


                                    637605205
                                 (CUSIP Number)



                                  May 20, 1997
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1 (b) (3) or (4), check the following:
[ ]

         Check the following box if a fee is being paid with this statement: [X]


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CUSIP NO.  637605205

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(1)      Names of Reporting Persons                     Steven A. Rothstein
         S.S. or I.R.S. Identification                  ###-##-####
         Nos. Of Above Persons

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(2)      Check the appropriate Box                                      (a)
         if a Member of a Group                                         (b)

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(3)      SEC Use Only

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(4)      Source of Funds                                                PF

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(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)


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(6)      Citizenship or Place of
         Organization                                            United States

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Number of Shares                    (7)     Sole Voting Power         215,142
Beneficially Owned
Each Reporting
Person With                         (8)     Shared Voting
                                                                       24,985
                                    (9)     Sole Dispositive
                                                                      215,142

                                    (10)    Shared Dispositive
                                            Power                      24,985

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(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                               466,272

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(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares
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(13)     Percent of Class Represented
         by Amount in Row 11                                            30.4%


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(14)     Type of Reporting Person                                         IN

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                                  Schedule 13D

Item 1.  Security and Issuer.

         Name of Issuer:    Olympic Cascade Financial Corporation ("Olympic")

         Address of Issuer's Principal Executive Offices:

                               1001 Fourth Avenue
                                   Suite 2200
                            Seattle, Washington 98154

         Security:         Common Shares, $0.02 par value per share ("Shares").

Item 2.  Identity and Background.

         (a)      Name of person filing:     Steven A. Rothstein ("Rothstein")

         (b)      Residence Address:         2737 Illinois Road
                                             Wilmette, Illinois 60091

         (c)      Present principal occupation and address:

                           Chairman
                           Olympic Cascade Financial Corporation
                           1001 Fourth Avenue
                           Suite 2200
                           Seattle, Washington 98154

         (d) During the last five years, Rothstein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Rothstein has not been subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

         (f) Citizenship: Rothstein is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         On March 27, 1997, Rothstein purchased a total of 500 Shares with personal funds. On May 20, 1997, Rothstein purchased an additional 39,770 Shares, also with personal funds. No part of the purchase price for these Shares is or will be represented by borrowed funds.




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Item 4.           Purpose of the Transaction.

         Rothstein acquired the Shares referenced in Item 3 above in private transactions solely for the purpose of investment. Rothstein acquired these Shares for his own account with no intention of selling the Shares in a public distribution in violation of the federal securities laws or of any applicable state securities laws.

         Rothstein intends to review continuously his position in Olympic, and may, depending upon his evaluation of developments and upon price, availability of Shares, warrants and other factors, determine to increase, decrease or eliminate his position in Olympic.

         Except as otherwise disclosed herein, Rothstein, in his capacity as a beneficial owner of the Shares is not formally considering any plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of Olympic, or the disposition of securities of Olympic; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Olympic or any of its subsidiaries; (c) a sale or transfer of any material amount of assets of Olympic or any of its subsidiaries; (d) any change in Olympic's Board of Directors or management; (e) any material change in the present capitalization or dividend policy of Olympic; (f) any material change in Olympic's business, corporate structure, charter or bylaws; (g) any change which would impede the acquisition of control of Olympic by any person; (h) causing any class of securities of Olympic to be delisted; (i) Olympic common stock to be eligible to be deregistered under the Securities Exchange Act of 1934; or (j) any actions similar to those enumerate above.

Item 5.           Interest in Securities of the Issuer.

         (a) Following adjustments for purchase referenced above and for the 5% stock dividend distributed to Shareholders in May, 1997, as of the date hereof, Rothstein directly owns 215,142 Shares, and indirectly owns beneficially 251,130 Shares, representing in the aggregate approximately 30.4% of the total outstanding Shares of Olympic. Rothstein is deemed the indirect beneficial owner of 226,145 Shares by virtue of options granted to him by Olympic: Rothstein owns options to purchase (i) 81,035 Shares at an exercise price of $4.10 per Share;
(ii) 92,610 Shares at an exercise price of $3.91 per Share; and (iii) 52,500 Shares at an exercise price of $7.84 per Share. Rothstein also is the indirect beneficial owner of 6,079 Shares owned by his spouse, 10,804 Shares owned by his daughter Caroline, and 4,051 Shares owned by each of his two other children, Joshua and Natalie. The above percentage ownership calculation assumes 1,305,900 Shares of Olympic are issued and outstanding, and assumes exercise of Rothstein's options and includes Shares owned by his spouse and children.

         (b) Rothstein possesses the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of 215,142 Shares. Until Rothstein exercises his options, he does not possess the sole power to vote or to direct the vote, the shared power to vote or to direct the vote, the sole power to dispose or to direct the disposition, or the shared power to dispose or to direct the disposition of the underlying Shares represented by the options.



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         (c) On March 27, 1997, Rothstein purchased a total of 500 Shares from
Mark Goldwasser, at a price of $8.00 per share in a private transaction.

                  On May 20, 1997, Rothstein purchased an option to purchase 28,941 Shares from Norman Lynn, at a price of $4.92 per share in a private transaction.

                  On May 20, 1997, Rothstein purchased an option to purchase 10,829 Shares from Norman Lynn, at a price of $5.32 per share in a private transaction.

         (d)      Not applicable.

         (e)      Not applicable.



Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

                  Not applicable.

Item 7.           Material to be Filed as Exhibits.

                  None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     /s/ STEVEN A. ROTHSTEIN
                                                     -------------------------
                                                     Steven A. Rothstein


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                                                     Date